UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
01 – 31 October 2023

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 02 October 2023	Announcement Diageo launches and prices $1.7 billion USD bonds 03 October 2023
Announcement Diageo plc publishes re-presented USD financials 09 October 2023	Announcement Director/PDMR Shareholding 10 October 2023
Announcement Director/PDMR Shareholding 10 October 2023	Announcement Diageo commences new share buy-back programme 12 October 2023
Announcement Transaction in Own Shares 13 October 2023	Announcement Transaction in Own Shares 13 October 2023
Announcement Transaction in Own Shares 16 October 2023	Announcement Transaction in Own Shares 17 October 2023
Announcement Transaction in Own Shares 18 October 2023	Announcement Holding(s) in Company 19 October 2023
Announcement Transaction in Own Shares 19 October 2023	Announcement Transaction in Own Shares 20 October 2023
Announcement Director/PDMR Shareholding 23 October 2023	Announcement Director/PDMR Shareholding 23 October 2023
Announcement Transaction in Own Shares 23 October 2023	Announcement Director/PDMR Shareholding 24 October 2023
Announcement Transaction in Own Shares 24 October 2023	Announcement Holding(s) in Company 25 October 2023
Announcement Holding(s) in Company 25 October 2023	Announcement Transaction in Own Shares 25 October 2023
Announcement Transaction in Own Shares 26 October 2023	Announcement Transaction in Own Shares 27 October 2023
Announcement Transaction in Own Shares 30 October 2023	Announcement Transaction in Own Shares 31 October 2023

Diageo PLC – Total Voting Rights
Dated 02 October 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 September 2023 consisted of 2,459,850,841 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 210,123,052 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,249,727,789  and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

2 October 2023

Diageo PLC – Diageo launches and prices $1.7 billion USD bonds
Dated 03 October 2023

03 October 2023

Diageo launches and prices two-tranche $1.7 billion fixed rate USD denominated bonds

Diageo, a global leader in beverage alcohol, yesterday launched and priced a $1.7 billion SEC-registered bond offering, consisting of $800 million 5.375% fixed rate notes due 2026 and $900 million 5.625% fixed rate notes due 2033.

The issuer of the bonds is Diageo Capital plc, with payment of principal and interest fully and unconditionally guaranteed by Diageo plc. Proceeds from this issuance will be used for general corporate purposes. The bond offering is scheduled to settle on 05 October 2023.

BofA Securities, Deutsche Bank Securities, RBC Capital Markets and Standard Chartered Bank acted as joint active book-running managers on this offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the registration statement filed with the United States Securities and Exchange Commission (SEC) by Diageo plc, Diageo Capital plc and Diageo Investment Corporation.

Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BofA Securities, Inc. at +1-800-294-1322; Deutsche Bank Securities Inc. at +1-800-503-4611; RBC Capital Markets, LLC at +1-866-375-6829; or Standard Chartered Bank at +44 2078 855739.

  ................................................ENDS................................................

For further information, please contact:

Investor relations:
Durga Doraisamy                                                               +44 (0) 7902 126 906
Andrew Ryan                                                                     +44 (0) 7803 854 842
                                                                                            investor.relations@diageo.com

Media relations:
Clare Cavana                                                                      +44 (0) 7751 742 072
Isabel Batchelor                                                                  +44 (0) 7731 988 857
    press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Capital plc
LEI: 213800L23DJLALFC4O95

Diageo PLC – Diageo plc publishes re-presented USD financials
Dated 09 October 2023

 9 October 2023

Diageo plc publishes re-presented US Dollar financial information

As announced on 1 August 2023 with its Preliminary Results for the financial year ended 30 June 2023, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar starting 1 July 2023 - with this change being applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus.

Diageo has also decided to change its presentation currency from sterling to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

Selected unaudited re-presented historical consolidated financial information of the Diageo group as of and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 and the six months ended 31 December 2021 and 31 December 2022, which reflect the change in the presentation currency of Diageo plc from sterling to US dollar mentioned above, are set out in the document accessible via the below URL to help the understanding of Diageo's past performance and financial position on a re-presented basis, in US dollar. To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0336P_1-2023-10-6.pdf

Diageo's unaudited interim financial statements as at and for the six months ending 31 December 2023 will use US dollar as the presentation currency.

...............................................ENDS ...............................................

For further information, please contact:

Investor relations: Durga Doraisamy Andy Ryan	+44 (0) 7902 126 906 +44 (0) 7803 854 842 investor.relations@diageo.com
Media relations: Clare Cavana Isabel Batchelor	+44 (0) 7751 742 072 +44 (0) 7731 988 857 press@diageo.com
About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 10 October 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 October 2023, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 October 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrumentIdentification code	Ordinary shares of 28 101/108 penceGB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£30.84	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£30.84	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£30.84	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£30.84	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£30.84	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£30.84	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£30.84	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 10 October 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 October 2023, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 October 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.85	268
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Diageo commences new share buy-back programme
Dated 12 October 2023

Diageo commences new share buy-back programme

12 October 2023: Diageo plc (Diageo) today announces the commencement of its new share buy-back programme, as announced in Diageo's preliminary results for the fiscal year ended 30 June 2023. This share buy-back programme will return up to $1.0 billion of capital to shareholders and is to be completed before the end of fiscal 24.

Diageo is announcing today that it has entered into a non-discretionary agreement with Merrill Lynch International to enable the company to buy-back shares with an aggregate value of up to $1.0 billion (net of any fees payable to or by Merrill Lynch International under the terms of the agreement). This agreement will commence on 12 October 2023 and will end no later than 26 June 2024. The purpose of the new share buy-back programme is to reduce the share capital of Diageo plc. All shares repurchased under this agreement will be cancelled.

The launch of this new programme follows the successful completion of Diageo's additional return of capital programme during the second half of fiscal 23 that ended on 2 June 2023, in which £0.5 billion of capital was returned to shareholders.

Further details of the return of capital programme

Merrill Lynch International will make its trading decisions in relation to Diageo's securities independently of and uninfluenced by Diageo. Any repurchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange and/or other recognised investment exchange(s).

The share buy-backs will be effected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 (both as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and, in the case of Diageo, Chapter 12 of the Listing Rules.

This share buyback programme, under which up to $1.0 billion of shares will be repurchased, will occur within the limitations of Diageo's existing general authority to repurchase up to 224,704,974 shares granted at its 2023 Annual General Meeting.  For the avoidance of doubt, no repurchases will be made in the United States of America or in respect of Diageo's American Depositary Receipts.

For further information please contact:

Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Andy Ryan                                                                         +44 (0) 7803 854 842
Brian Shipman                                                                   +1 (0) 917 710 3007
                                                                                            investor.relations@diageo.com

Media relations:
Claire Cavana                                                                    +44 (0) 7751 742 072
Isabel Batchelor                                                                 +44 (0) 7731 988 857
                                                                                            press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 13 October 2023

Diageo plc
Transaction in Own Shares
12 October 2023

Diageo plc ('Diageo') announces that on 12 October 2023 it has purchased 350,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 October 2023	350,000	3,149.50	3,114.00	3,130.36	XLON
12 October 2023	-	-	-	-	CHIX
12 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9948P_1-2023-10-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 October 2023

Diageo plc
Transaction in Own Shares
13 October 2023

Diageo plc ('Diageo') announces that on 13 October 2023 it has purchased 550,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 October 2023	550,000	3,090.50	3,030.50	3,053.58	XLON
13 October 2023	-	-	-	-	CHIX
13 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1413Q_1-2023-10-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 October 2023

Diageo plc
Transaction in Own Shares
16 October 2023

Diageo plc ('Diageo') announces that on 16 October 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 October 2023	450,000	3,100.50	3,045.00	3,073.37	XLON
16 October 2023	-	-	-	-	CHIX
16 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2947Q_1-2023-10-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 October 2023

Diageo plc
Transaction in Own Shares
17 October 2023

Diageo plc ('Diageo') announces that on 17 October 2023 it has purchased 429,988 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 October 2023	429,988	3,123.50	3,089.50	3,107.33	XLON
16 October 2023	-	-	-	-	CHIX
16 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4365Q_1-2023-10-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 October 2023

Diageo plc
Transaction in Own Shares
18 October 2023

Diageo plc ('Diageo') announces that on 18 October 2023 it has purchased 480,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 October 2023	480,000	3,127.00	3,090.00	3,106.14	XLON
18 October 2023	-	-	-	-	CHIX
18 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5824Q_1-2023-10-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Holding(s) in Company
Dated 19 October 2023

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0002374006

Issuer Name

DIAGEO PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Massachusetts Financial Services Company

City of registered office (if applicable)

Boston

Country of registered office (if applicable)

USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.

5. Date on which the threshold was crossed or reached

16-Oct-2023

6. Date on which Issuer notified

18-Oct-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.990000	0.000000	4.990000	112477233
Position of previous notification (if applicable)	5.000000	0.000000	5.000000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006		112477233		4.990000
Sub Total 8.A	112477233		4.990000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 3)	MFS International Limited
Massachusetts Financial Services Company (Chain 3)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 3)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 4)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 5)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS International Australia Pty Ltd
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 7)	MFS International Limited
Massachusetts Financial Services Company (Chain 7)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 7)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 9)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 9)	MFS International Limited
Massachusetts Financial Services Company (Chain 9)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 9)	MFS International Singapore Pte. Ltd.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

18-Oct-2023

13. Place Of Completion

Boston

Diageo PLC – Transaction in Own Shares
Dated 19 October 2023

Diageo plc
Transaction in Own Shares
19 October 2023

Diageo plc ('Diageo') announces that on 19 October 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 October 2023	450,000	3,172.00	3,102.00	3,137.52	XLON
19 October 2023	-	-	-	-	CHIX
19 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7280Q_1-2023-10-19.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 October 2023

Diageo plc
Transaction in Own Shares
20 October 2023

Diageo plc ('Diageo') announces that on 20 October 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 October 2023	450,000	3,122.00	3,079.50	3,102.34	XLON
20 October 2023	-	-	-	-	CHIX
20 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8710Q_1-2023-10-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 23 October 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

PDMRs who participate in a Dividend Reinvestment Plan received Ordinary Shares in respect of the final dividend paid on 12 October 2023.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

23 October 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.29	360
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-12
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hina Nagarajan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.61	190
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-16
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.61	1,382
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-16
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.61	653
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-16
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.61	47
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-16
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 23 October 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Sir John Manzoni who participates in a Dividend Reinvestment Plan received Ordinary Shares in respect of the final dividend paid on 12 October 2023.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

23 October 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir John Manzoni
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.29	45
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-12
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 23 October 2023

Diageo plc
Transaction in Own Shares
23 October 2023

Diageo plc ('Diageo') announces that on 23 October 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 October 2023	450,000	3,090.00	3,071.50	3,079.99	XLON
23 October 2023	-	-	-	-	CHIX
23 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0240R_1-2023-10-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 24 October 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Alan Stewart who participates in a Dividend Reinvestment Plan received Ordinary Shares in respect of the final dividend paid on 12 October 2023.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

24 October 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alan Stewart
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 12 October 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.84	113
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-13
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 24 October 2023

Diageo plc
Transaction in Own Shares
24 October 2023

Diageo plc ('Diageo') announces that on 24 October 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 October 2023	450,000	3,125.50	3,075.00	3,105.14	XLON
24 October 2023	-	-	-	-	CHIX
24 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1650R_1-2023-10-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Holding(s) in Company
Dated 25 October 2023

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0002374006

Issuer Name

DIAGEO PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Massachusetts Financial Services Company

City of registered office (if applicable)

Boston

Country of registered office (if applicable)

USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.

5. Date on which the threshold was crossed or reached

20-Oct-2023

6. Date on which Issuer notified

24-Oct-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.000000	0.000000	5.000000	112495534
Position of previous notification (if applicable)	4.990000	0.000000	4.990000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006 Common Stock		112495534		5.000000
Sub Total 8.A	112495534		5.000000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 2)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 3)	MFS International Limited
Massachusetts Financial Services Company (Chain 3)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 3)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 4)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 5)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS International Australia Pty Ltd
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 7)	MFS International Limited
Massachusetts Financial Services Company (Chain 7)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 7)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 9)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 9)	MFS International Limited
Massachusetts Financial Services Company (Chain 9)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 9)	MFS International Singapore Pte. Ltd.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

24-Oct-2023

13. Place Of Completion

Boston

Diageo PLC – Holding(s) in Company
Dated 25 October 2023

 TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0002374006

Issuer Name

DIAGEO PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Massachusetts Financial Services Company

City of registered office (if applicable)

Boston

Country of registered office (if applicable)

USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.

5. Date on which the threshold was crossed or reached

23-Oct-2023

6. Date on which Issuer notified

25-Oct-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.990000	0.000000	4.990000	112434527
Position of previous notification (if applicable)	5.000000	0.000000	5.000000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006 Common Stock		112434527		4.990000
Sub Total 8.A	112434527		4.990000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 3)	MFS International Limited
Massachusetts Financial Services Company (Chain 3)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 3)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 4)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 5)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS International Australia Pty Ltd
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 7)	MFS International Limited
Massachusetts Financial Services Company (Chain 7)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 7)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 9)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 9)	MFS International Limited
Massachusetts Financial Services Company (Chain 9)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 9)	MFS International Singapore Pte. Ltd.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

25-Oct-2023

13. Place Of Completion

Boston

Diageo PLC – Transaction in Own Shares
Dated 25 October 2023

Diageo plc
Transaction in Own Shares
25 October 2023

Diageo plc ('Diageo') announces that on 25 October 2023 it has purchased 403,211 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 October 2023	403,211	3,153.50	3,118.00	3,137.10	XLON
25 October 2023	-	-	-	-	CHIX
25 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3165R_1-2023-10-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 26 October 2023

Diageo plc
Transaction in Own Shares
26 October 2023

Diageo plc ('Diageo') announces that on 26 October 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 October 2023	450,000	3,146.00	3,103.00	3,118.71	XLON
26 October 2023	-	-	-	-	CHIX
26 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4635R_1-2023-10-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 October 2023

Diageo plc
Transaction in Own Shares
27 October 2023

Diageo plc ('Diageo') announces that on 27 October 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 October 2023	450,000	3,085.00	3,018.00	3,049.79	XLON
27 October 2023	-	-	-	-	CHIX
27 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6103R_1-2023-10-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 October 2023

Diageo plc
Transaction in Own Shares
30 October 2023

Diageo plc ('Diageo') announces that on 30 October 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 October 2023	450,000	3,094.50	3,065.00	3,082.94	XLON
30 October 2023	-	-	-	-	CHIX
30 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7659R_1-2023-10-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 October 2023

Diageo plc
Transaction in Own Shares
31 October 2023

Diageo plc ('Diageo') announces that on 31 October 2023 it has purchased 405,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 October 2023	405,000	3,130.00	3,087.50	3,118.50	XLON
31 October 2023	-	-	-	-	CHIX
31 October 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9284R_1-2023-10-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 November 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary